Exhibit 99.1
METHANEX CORPORATION
ANNUAL INFORMATION FORM
www.methanex.com
March 17, 2009

REFERENCE INFORMATION
In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.
We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.
In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.
In this AIF, we incorporate by reference our 2008 Management’s Discussion and Analysis (“2008 MD&A”), which contains information required to be included in this AIF. The 2008 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.
Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:
1 tonne of methanol = 332.6 US gallons
Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates, Tecnon OrbiChem Ltd. and Reed Business Information Ltd. (ICIS). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.
Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates”, or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of a new methanol plant that we are developing with partners in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2008 MD&A. In addition to the foregoing risk factors, the current global financial crisis and weak economic environment has added additional risks and uncertainties including changes in capital markets and corresponding effects on the Company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Refer to the Risk Factors and Risk Management section of our 2008 MD&A for a detailed list of the material risks to our business.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

THE COMPANY
Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).
The following chart includes the Company’s principal operating subsidiaries and partnerships as of December 31, 2008 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

BUSINESS OF THE COMPANY
We produce and market methanol, a chemical that is used to make a wide range of industrial and consumer products. We are the world’s largest supplier of methanol and the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.
What is Methanol?
Methanol is a liquid chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Methanol is typically used as a chemical feedstock to manufacture other products.
Methanol is primarily used to produce formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by global economic activity levels. These derivatives are used to manufacture a wide range of products, including building materials, foams, resins and plastics.
Methanol also has a number of energy related uses. Methanol has been used for many years to produce methyl tertiary butyl ether (MTBE), a gasoline component. In addition, in recent years there has been significant growth in methanol demand for energy applications such as dimethyl ether (DME), direct blending into gasoline and biodiesel.
Due to the diversity of the end products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors. Global methanol demand in 2008 is estimated at approximately 40 million tonnes.
Our Operations
We own and operate methanol production facilities in Chile, Trinidad and New Zealand and we are constructing a new facility in Egypt with partners. Our production hubs in Chile, Trinidad and New Zealand have a total annual production capacity of 7.2 million tonnes. Our New Zealand production facilities represent 1.4 million tonnes of this annual production capacity, and provide us with flexible production that is primarily dependent on the availability of economically priced natural gas feedstock. In addition to the methanol we produce, we purchase methanol produced by others under methanol purchase contracts and on the spot market. This provides us with flexibility and certainty in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system.
Our multiple production sites and integrated global supply chain have enabled us to become the world’s largest supplier of methanol. Our total sales volume in 2008 was 6.1 million tonnes representing approximately 15% of estimated global demand for methanol.
As a result of our excellent record of reliability and our global positioning, including an extensive network of storage terminals, a fleet of dedicated ocean vessels and our expertise in the global distribution of methanol, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe this competitive advantage provides us with marketing and transportation synergies and an improved customer mix.
The methanol industry, similar to most other industries, has been significantly impacted by the global financial crisis and related economic slowdown. We believe we are well positioned to endure this period of economic uncertainty as we have a strong balance sheet and no near-term refinancing requirements (refer to the Liquidity and Capitalization section of our 2008 MD&A for more information). However, in this uncertain global environment, we are carefully managing our operating and capital costs. We have recently embarked on a broad corporate cost-savings plan that includes reducing our operating costs and cancelling or postponing almost all discretionary capital spending. Our priorities for allocating our capital are to complete the new methanol project in Egypt and continue to support the acceleration of natural gas development in Chile (refer to Natural Gas Supply — Chile beginning on page 15 for more information). Our goal is to emerge from this period of economic uncertainty a stronger company with more methanol production and cash generation capability.
Our operations consist of the production and sale of methanol, which constitutes a single operating segment. Revenue, sales volumes and production volumes for each of the last two years can be found under the heading Financial Highlights in our 2008 MD&A.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY
Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are global leadership, value creation, and operational excellence.
Global Leadership
We are the leading supplier of methanol to the major international markets of North America, Asia Pacific, Europe, and Latin America. Our leadership position has enabled us to play an important role in the industry including the publication of Methanex reference prices in each major market. Most of our customer contracts use our reference prices as the basis for pricing.
The strategic location of our Chile, Trinidad and New Zealand production sites allows us to deliver methanol cost-effectively to our customers in all major global markets while our investments in global distribution and supply infrastructure enable us to enhance value to customers by providing reliable and secure supply. Although we have experienced significantly reduced production from our assets in Chile since mid-2007 (refer to the Natural Gas Supply — Chile section on page 15 for more information), we have continued to meet our commitments to customers. We have achieved this by increasing the level of purchased methanol through a combination of methanol purchase contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply. We also increased production capacity from our flexible assets in New Zealand by approximately 400,000 tonnes in 2008.
Over the past few years we have continued to invest and develop our presence in the Asia Pacific region. In 2007, we added additional storage capacity in Zhangjiagang, China and expanded our offices in Shanghai and Hong Kong in order to enhance our customer service and industry positioning in this region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol market in China and other Asian countries. Our strengthening presence in Asia has also helped to identify several opportunities to develop applications for methanol in the energy sector. We also opened an office in Dubai, UAE in 2007 to enhance our corporate presence and capitalize on future opportunities in the Middle East.
We continue to make progress in sponsoring methanol demand growth into emerging energy applications. In late 2006, we entered into a long-term methanol supply agreement with ENN Group to supply all of its methanol requirements for a new 200,000 tonne per year DME facility near Shanghai which began operations in 2007. In September 2007, we purchased a 20% interest in this DME facility for $5 million. We have also entered into a joint venture agreement to develop a similar DME facility in Egypt. The joint venture will include Methanex and the ENN Group as minority interests, with the government-owned Egyptian Petrochemicals Holding Company (EChem) holding the majority interest. EChem is also a partner in our new methanol project in Egypt.
Value Creation
Maintaining a competitive cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our competitive cost structure, expand margins and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of natural gas supply. Our production facilities in Chile represent 3.8 million tonnes of annual production capacity, and we have historically sourced our natural gas feedstock from suppliers in Argentina and Chile.
Since June 2007, our natural gas suppliers in Argentina have curtailed all natural gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports from Argentina. Since that time we have been operating these facilities at significantly reduced rates. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina. We believe the solution to this issue is to source all our natural gas requirements from suppliers in Chile. We have actively pursued investment opportunities to accelerate natural gas exploration and development in areas of southern Chile that are relatively close to our production facilities. We have made investments with our two existing natural gas suppliers in Chile, Empresa Nacional del Petroleo (ENAP) and GeoPark Chile Limited (GeoPark), and are pursuing other investment opportunities resulting from an international bidding round by the government of Chile in which it assigned natural gas exploration areas in southern Chile (Refer to the Natural Gas Contracts with Suppliers in Chile section on page 15 for more information).

Our production facilities in Trinidad represent 1.9 million tonnes per year of competitive cost production capacity. These facilities are underpinned by long-term take-or-pay natural gas purchase agreements where the gas price varies with methanol prices. During 2008, we had excellent operating performance at these facilities and produced above original nameplate capacity.
We have positioned our facilities in New Zealand as flexible production assets. During 2008, we added approximately 400,000 tonnes of incremental annual capacity by restarting one of our 900,000 tonne per year facilities at our Motunui site and idling our smaller scale 530,000 tonne per year Waitara Valley facility in New Zealand. We have the flexibility to operate the Motunui plant or the Waitara Valley plant, or both, depending on methanol supply and demand and the availability of natural gas on commercially acceptable terms.
We are currently constructing a 1.3 million tonne per year methanol facility in Egypt located in Damietta on the Mediterranean Sea. In 2007, we completed the financing for the project and began construction. By the end of 2008, the project was approximately 70% complete and is on budget and on schedule to start up in early 2010. We are developing the project with partners in which we have a 60% interest and marketing rights for 100% of the production. We believe this methanol facility will further enhance our competitive positioning with its low cost structure and excellent location to supply the European market.
We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. Our balance sheet is strong with a cash balance of $328 million at year-end, no re-financing requirements until 2012, an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010, and financing in place to complete the construction of the methanol facility in Egypt. We believe we are well positioned to meet our financial commitments in this time of economic uncertainty and continue to invest to grow our business.
Operational Excellence
We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.
To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.
Product stewardship is a vital component of our Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to our employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental (HSE) initiatives, and work with industry colleagues to improve safety standards, and regulatory compliance. We readily share our technical and safety expertise with key stakeholders including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry seminars and conferences, and online education initiatives.
As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

METHANOL INDUSTRY INFORMATION
General
Methanol is a clear colourless liquid that is typically used as a chemical feedstock to manufacture other products.
In 2008, approximately 70% of all methanol was used to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally as a feedstock in the production of MTBE and DME and for direct blending into gasoline. Methanol is also used as a feedstock in other energy applications such as biodiesel.
Methanol is a commodity chemical and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the restart of idled capacity.
The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world combined with volatile global energy prices and significant increases to capital costs. While the global methanol industry has enjoyed healthy demand growth for the past several years, the global economic slowdown that began in the latter half of 2008 has had a significant negative impact on demand, supply and pricing in our industry.
Refer to the Risk Factors and Risk Management section of our 2008 MD&A for more information regarding risks related to methanol price cyclicality and methanol demand as well as the current global financial crisis and its impact on the methanol industry and our Company.
Demand Factors
Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors and risks. More recently, demand has also been influenced by energy prices due to the growing use of methanol as a source of alternative energy.
We estimate that global demand for methanol in 2008 was approximately 40 million tonnes, which is very similar to demand in 2007. Although demand was healthy during the first three quarters of 2008, the global financial crisis and resultant slowing of global economic activity caused a sudden and significant drop in demand in the fourth quarter of 2008 that offset the growth earlier in the year. We estimate that demand contracted by approximately 15% in the fourth quarter compared to the third quarter of 2008 and we estimate total global demand is currently approximately 35 million tonnes measured on an annualized basis. To put this into perspective, the average annual growth rate for global methanol demand from 2000 to 2007 was close to 4% per year. This drastic reduction in demand was more prominent in traditional derivatives, whose demand is closely linked to economic activity. Demand for methanol for energy applications was relatively stable as declining methanol prices continued to position methanol-based energy products as relatively cost competitive.
Chemical Derivative Demand
Historically, demand growth for methanol for chemical derivatives is closely correlated to levels of industrial production. The use of formaldehyde, acetic acid and other chemical derivatives in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products.

Formaldehyde Demand
In 2008, methanol for the production of formaldehyde represented approximately 36% of global methanol demand. This compares to approximately 40% in 2007. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products. There are studies and proposals currently underway in a number of countries with respect to the reclassication of formaldehyde based on its carcinogenicity and/or the reduction of permitted formaldehyde exposure levels. Such studies and proposals could lead to regulatory or other action that could materially reduce demand for formaldehyde, which would materially reduce demand for methanol for making formaldehyde. Refer to the Risk Factors and Risk Management section of our 2008 MD&A for more information regarding risks related to formaldehyde demand.
Acetic Acid Demand
In 2008, approximately 11% of all methanol produced annually was used to produce acetic acid. This compares to approximately 11% in 2007. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. In recent years the acetic acid industry has seen increased demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.
Other Chemical Derivative Demand
The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that in turn are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.
Energy Demand
Methanol has been used to make MTBE, a gasoline additive, for many years and, for a variety of reasons, its use has been declining in many parts of the world. However, there are several other energy-related uses for methanol that have developed more recently that have witnessed substantial growth and we believe that they have the potential to grow further, particularly in an environment of higher energy prices. These include DME, direct blending of methanol into gasoline and diesel (primarily in China), and biodiesel.
In 2008, methanol for the production of MTBE represented approximately 14% of global methanol demand, which is unchanged from 2007. Other energy applications, including DME, direct blending into gasoline and biodiesel, accounted for approximately 16% of global methanol demand (compared to 10% in 2007) and were the fastest growing end-use segments for methanol in 2008. Demand for methanol for energy-related uses has been relatively stable despite the current global economic slowdown.
MTBE Demand
MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.
Several years ago, environmental concerns and legislative action related to MTBE and other gasoline components leaking into water supplies from underground gasoline storage tanks in the United States have led to the phase-out of MTBE as a gasoline additive in the United States. We believe that methanol has not been used in the United States in the last two years to make MTBE for use in domestic fuel blending. However, approximately 750,000 tonnes of methanol was used in 2008 (compared to approximately 900,000 tonnes in 2007) to produce MTBE in the United States for non-fuel use and for export markets. Demand for methanol for MTBE production in the United States may decline further. The pace of decline of such demand is uncertain and will be determined by various factors, including the export economics of MTBE producers in the United States.

The Environmental Protection Agency (EPA) in the United States is currently reviewing the human health effects of MTBE, including its potential carcinogenicity. In addition, governmental efforts in some European Union and Latin American countries to promote biofuels and alternative fuels through legislation or tax policy are putting competitive pressures on the use of MTBE in gasoline in Europe and Latin America and this has resulted in some MTBE producers switching production to ethyl tert-butyl ether (ETBE) to access biofuels incentives. The results of the EPA’s review of MTBE and governmental actions in Europe and Latin America could cause demand for MTBE to decline in the United States, Europe and Latin America and could also lead to other countries taking similar actions. Refer to the Risk Factors and Risk Management section of our 2008 MD&A for more information regarding risks related to MTBE demand.
Elsewhere in the world, we believe that there is potential for continuing growth in MTBE demand because MTBE continues to be used elsewhere as a source of octane, with stable demand for its clean air benefits. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics in gasoline and to improve the emissions performance of vehicles generally.
All of these recent developments lead us to believe that over the next couple of years, global demand for MTBE may decline slightly due to declining MTBE production in the United States and increasing incentives for biofuels in Europe and Latin America. However, we expect that demand for MTBE in Asia and the Middle East will remain healthy.
Methanol Demand for Fuel Blending
In the past, a number of countries have blended methanol into gasoline for use as a transportation fuel to reduce reliance on imported oil products and because of its clean air benefits and price relative to gasoline. For similar reasons, methanol-gasoline blending in China has grown rapidly and significantly over the last several years. More recently, methanol is also being blended into diesel in China. In 2008, methanol demand for direct blending into gasoline and diesel in China was estimated at 3.3 million tonnes (compared to 2.0 million tonnes in 2007). Despite the global economic slowdown, Chinese demand for methanol blending into gasoline and diesel has remained steady because we believe that as methanol prices have declined, Chinese diesel and gasoline prices have remained high in relation to methanol prices and profits for fuel blenders in China have continued to be healthy. We understand that the Chinese government is currently planning to publish national fuel blending standards for methanol in gasoline, which we expect will provide further momentum for growth of methanol fuel blending in China. We also understand that certain Chinese provincial and national government organizations are conducting further research and trials using methanol as a transportation fuel.
To our knowledge no countries outside China are actively blending methanol into gasoline. However, we understand that some major auto companies in Europe and Asia and some government bodies, such as the EPA in the United States, have begun research and trials related to the use of methanol as a transportation fuel.
DME Demand
DME is a clean-burning fuel that can be stored and transported like liquefied petroleum gas (LPG). DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME has seen rapid growth for blending into LPG and we believe it will continue to show strong growth in coming years, particularly in China and particularly in an environment of higher energy prices. DME can also be used as a clean-burning substitute for diesel in transportation. However, while the technology for using DME as a diesel substitute is well advanced, it has not yet entered widespread commercialization. In 2008, global methanol demand for use in DME was estimated at 2.0 million tonnes (compared to 900,000 tonnes in 2007). DME projects are also under construction in other regions, including the Middle East, Europe and Latin America.
Biodiesel Demand
Biodiesel is a renewable fuel made from plant oils or animal fats and requires an alcohol, such as methanol, as part of the production process. In 2008, global methanol demand for use in biodiesel was estimated at 1.0 million tonnes (compared to 900,000 tonnes in 2007). We expect future growth in biodiesel to be driven primarily by higher energy prices and government programs to promote a renewable alternative to petroleum fuels.

Supply Factors
While a significant amount of new methanol capacity has come on stream over the past few years, a large number of methanol producers with higher cost structures (mainly due to high natural gas feedstock prices) have shut down plants in North America and Europe. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.
Newer world-scale methanol plants are generally constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of three to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by restarting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by de-bottlenecking existing plants to increase their production capacity.
Typical of most commodity chemicals, periods of high methanol prices encourage high cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, not all announced capacity additions have resulted in the completion of new plants. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing and an ability to cost-effectively deliver methanol to customers. Obtaining access to natural gas feedstock at appropriate prices has become more challenging over the last several years as demand for natural gas is increasing for other uses, such as liquified natural gas (LNG), domestic energy use or as a feedstock for other chemical products.
Since the beginning of 2008, there have been two significant methanol production capacity additions outside of China — a 1.7 million tonne per year facility in Saudi Arabia that started up in the second quarter of 2008 and a 1.7 million tonne per year facility in Malaysia that is currently in the process of starting up. Over the two-year period to the end of 2010, it is expected that new methanol capacity and expansions outside of China will add an additional 5.3 million tonnes of capacity to the global industry, including the 1.3 million tonne plant that we are constructing in Egypt with partners. We believe that this new capacity could be offset by demand growth outside of China, import growth into China and closures of high cost capacity in the industry. In reaction to the sharp decrease in demand caused by the global financial crisis and weak economic environment, we estimate that as much as 7 million tonnes of annual high cost capacity either shut down or reduced operating rates in the fourth quarter of 2008, primarily in China as well as other regions such as Russia and Eastern Europe.
With respect to China, numerous smaller-scale plants were added in China in 2008, representing approximately 5.8 million tonnes of annual capacity, and there are significant capacity additions planned in China over the next few years. However, the Chinese methanol industry has historically operated at low rates and there has been increasing pressure on its cost structure as a result of feedstock costs for both coal and natural gas based producers, and the cost for Chinese producers to export has escalated as a result of reduced fiscal incentives and an appreciating local currency. While the recent decline in global energy prices has put some downward pressure on feedstock costs in China, many Chinese producers continue to have high cost structures. For example, in reaction to the recent global economic slowdown, we estimate that approximately 6 million tonnes of annualized production shut down in China during the fourth quarter of 2008 and net imports into China increased by approximately 3 million tonnes on an annualized basis. In addition, the majority of the methanol produced in China is coal-based, which is typically lower quality and often not suitable for many international customers. In a higher global energy price environment, we believe that methanol demand in China will grow at high rates. We also believe that this high growth rate will more than offset expected increases in domestic production in China and, as a result, imports of methanol into China will increase over time.
Methanol Prices
Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions.

The following chart shows published methanol contract prices (in United States dollars per tonne) in the United States Gulf, Western Europe and Asia:

*	We began publishing our Methanex Asian Posted Contract Price in September 2002.
Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags.
The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. Spot market transactions also occur, although they represent a relatively small portion of the total volume that is traded.
Currently, the majority of our sales are covered by long-term or rolling one-year sales contracts. We publish a regional non-discounted price for each major methanol market and these posted prices are reviewed and revised from time to time based on industry fundamentals and market conditions. Most of our customer contracts now use published Methanex reference prices as a basis for pricing, and customer discounts to these prices may apply based on various factors. In addition, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. As a result of these contracts, the difference between our non-discounted published reference prices and our realized prices is expected to narrow during periods of lower pricing. In 2008, sales under these contracts represented approximately 23% of our total sales volumes.
Our average realized methanol price in 2008 was $424 per tonne, compared to $375 per tonne in 2007. Methanol demand was healthy and prices were strong for the first three quarters of 2008. However, demand began to soften near the end of the third quarter and in the fourth quarter of 2008, because methanol, like most global commodities, was materially impacted by the sudden and significant decrease in demand caused by the global financial crisis and related economic slowdown and this resulted in a substantial reduction of prices. In January 2009, our average non-discounted methanol price across all major regions was approximately $220 per tonne.

There is currently significant uncertainty caused by the global financial crisis and weak economic environment and its impact on our business. The significant slowdown in the global economy that was seen in the fourth quarter of 2008 has persisted into 2009 and it is uncertain how long the current weak economic environment will last or how severe it may become. These global economic conditions materially affect both the supply and demand for methanol and the methanol price. The degree to which our business is impacted is dependent upon the duration and severity of these economic conditions. Going forward, methanol prices will ultimately depend on the strength of global demand, industry operating rates, global energy prices, and the rate of industry restructuring.
PRODUCTION
Production Process
The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.
Operating Data and Other Information
We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.
The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years:

			Annual
			Production	2008	2007
	Year Built		Capacity(1)	Production	Production
			(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988		925,000	—	613,000
Chile II	1996		1,010,000	162,000	286,000
Chile III	1999		1,065,000	926,000	619,000
Chile IV	2005		840,000	—	323,000
Trinidad
Titan	2000		850,000	871,000	861,000
Atlas(2)	2004		1,073,000	1,134,000	982,000
New Zealand
Waitara Valley(3)	1983		530,000	390,000	435,000
Motunui(3)		(4)	900,000	180,000	—

Total			7,193,000	3,663,000	4,119,000

(1)
The annual production capacities of our Trinidad plants are stated at original nameplate capacity. The actual production at these facilities was above original nameplate capacity in 2008 as a result of efficiencies gained through improvements and experience in operating these plants. The annual production capacity of our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

(2)	We own 63.1% of the Atlas methanol facility and our partner, BP, owns 36.9%. This table shows our proportionate share of the operating capacity and production.

(3)
In early October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant, or both, depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms, and accordingly, we have included both of these facilities in the production capacity for New Zealand. We have excluded the second Motunui facility from production capacity in New Zealand as we currently have no intention to restart this facility.

(4)	The facilities at our Motunui site were constructed between 1985 and 1995.

MARKETING
We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Vancouver, Dallas), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo and Seoul), Latin America (Santiago, Chile), and the Middle East (Dubai, U.A.E.). Most of our customers are large global or regional petrochemical manufacturers or distributors. Refer to the Risk Factors and Risk Management section of our 2008 MD&A for more information regarding customer credit risk.
The following chart shows the distribution of our sales of methanol by region for the year ended December 31, 2008:

Marketing Region	Methanex 2008 Sales
(000s tonnes)
North America	2,789
Latin America	490
Europe	1,197
Asia Pacific	1,578

Total Global Sales	6,054

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements.
In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. We do this to meet customer needs, support our marketing efforts and build our sales base prior to bringing on our own new capacity.
DISTRIBUTION AND LOGISTICS
All of our methanol production facilities around the world are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We own or manage a fleet of 19 ocean-going vessels to ship this methanol. We also lease or own storage and terminal facilities in the United States, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.
To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers.
The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.
Our Atlas and Titan plants in Trinidad are ideally located to supply customers in the United States and Europe. Our plants in New Zealand supply customers in the Asia Pacific region. Our production site in Chile can supply all global regions due to its geographic location.
Due to the natural gas curtailments at our Chilean facilities that caused the loss of 70% of our Chilean production since mid-2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been successful in mitigating these costs by entering into sub-charters and third-party backhaul arrangements. However, we cannot provide assurance that we will continue to be able to mitigate these costs in the future.

NATURAL GAS SUPPLY
General
Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long-term security of supply of natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or there are interruptions in the supply of contracted natural gas to our facilities, we could be forced to curtail production or close such plants. Refer also to the Risk Factors and Risk Management — Security of Natural Gas Supply and Price section of our 2008 MD&A.
Most of the natural gas supply contracts for our production facilities are “take-or-pay” contracts denominated in United States dollars that include base and variable price components to reduce our commodity price risk exposure. “Take-or-pay” means that we are obliged to pay for the gas supply regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and provides gas suppliers with attractive returns.
Chile
Due primarily to curtailments of natural gas from Argentina (discussed in more detail below), we operated our facilities in Chile at approximately 30% of capacity in 2008 and we have continued to operate at a similar level in early 2009. All of the natural gas for our Chilean facilities is currently supplied from gas suppliers in Chile, mainly from Empresa Nacional del Petróleo (ENAP), a Chilean state-owned energy company, and also from GeoPark Chile Limited (GeoPark), an independent natural gas producer with operations in Chile.
Natural Gas Contracts with Suppliers in Argentina
We have long-term supply contracts in place that entitle us to receive approximately 60% (increasing to approximately 80% in mid-2009) of our total natural gas requirements in Chile from suppliers in Argentina. Over the past several years, Argentina has experienced energy shortages. In response to these shortages, the government of Argentina has taken a number of actions, including imposing a large increase to the duty on natural gas exports from Argentina. In response to these various actions by the government of Argentina, our Argentinean gas suppliers have curtailed all gas supply to our plants in Chile since mid-June 2007. While our gas contracts provide that the gas suppliers must pay any such duties levied by the government of Argentina, we contributed toward some of the cost of these duties when we were receiving natural gas from Argentina in 2006 and the first half of 2007. We are not aware of any plans by the government of Argentina to decrease or remove this duty. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina.
Natural Gas Contracts with Suppliers in Chile
As a result of the Argentinean natural gas supply issues discussed above, all of the methanol production at our Chilean facilities since mid-June of 2007 has been produced with natural gas from suppliers in Chile and we believe that the solution to the lack of natural gas supply from Argentina is to source more natural gas from suppliers in Chile.
We have existing long-term supply agreements in place with ENAP that represent approximately 40% (decreasing to approximately 20% in mid-2009) of the contracted natural gas supply for our Chilean facilities when operating at capacity. We have several of these supply agreements with ENAP. All but one of these contracts have a base component and variable price component determined with reference to 12-month trailing average published industry methanol prices and have expiration dates that range from 2017 to 2025. The remaining contract, which currently represents approximately 20% of the contracted natural gas supply for our Chile facilities when operating at capacity, has a base component and a variable price component determined with reference to our average realized price of methanol for the current calendar year and expires in mid-2009. However, this contract provides that it may be extended for a period of time to enable us to take quantities of “make-up gas” where ENAP fails to deliver quantities of gas that it is obligated to deliver during the initial term of the agreement. Over the past several years, ENAP has delivered less than the full amount of natural gas that it was obligated to deliver under all of the above contracts.

We are pursuing investment opportunities with ENAP, GeoPark and others to help accelerate natural gas exploration and development in southern Chile, with the goal of returning to operating all four of our facilities in Chile. These exploration and development efforts are encouraging, with ENAP and GeoPark recently announcing discoveries of commercial gas in this area.
In November, 2007, we announced that we signed an agreement with GeoPark under which we provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. The pricing under this arrangement has a base component and a variable component that is determined with reference to a three-month trailing average of industry methanol prices. GeoPark has continued to increase deliveries to our plants in Chile and by the end of 2008 approximately 25% of the total production at our Chilean facilities was being produced with natural gas from the Fell block. We expect our natural gas supply from GeoPark to increase over time.
On May 5, 2008, we announced that we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next two to three years to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile, which we expect to receive in the first half of 2009. As at December 31, 2008, we had contributed $42 million of the total expected capital of $100 million for the Dorado Riquelme block, of which approximately $33 million has been placed in escrow until final approval from the government is received and approximately $9 million has been paid to fund development and exploration activities. We have been receiving some natural gas deliveries from the Dorado Riquelme block since May 2008 and we expect natural gas supply from the Dorado Riquelme block to increase over time.
We continue to pursue other investment opportunities to help accelerate natural gas exploration and development in southern Chile. In late 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have begun. On July 16, 2008, we announced that under the international bidding round, the government of Chile awarded the Otway exploration block in southern Chile to a consortium that includes Wintershall, GeoPark and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to begin by the end of this year. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.
While our goal is to return to operating all four of our plants in Chile, we cannot provide assurance that we, ENAP, GeoPark, Wintershall or others will be successful in the exploration for, and development of, natural gas in Chile or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Refer also to the Risk Factors and Risk Management — Security of Natural Gas Supply and Price — Chile section of our 2008 MD&A.
Trinidad
Natural gas for our Titan and Atlas facilities is sourced from gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.
Natural gas is supplied to our facilities under contracts with NGC, which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s take-or-pay gas supply contract with NGC expires in 2014, with an option to renew for a further five years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable price component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, by the Titan plant in any year may be received in subsequent years subject to some limitations. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in Titan’s gas contract.

New Zealand
We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes. Two plants are located in Motunui and the remaining plant is located in Waitara Valley. In 2004, due to natural gas supply constraints in New Zealand, we idled our two Motunui plants (with a total capacity of approximately 1.9 million tonnes per year). Over the next few years, we operated our 530,000 tonne per year Waitara Valley facility on a flexible basis. In October 2008, we restarted one idled 900,000 tonne per year Motunui plant and idled the Waitara Valley plant. We have the flexibility to operate the Motunui plant or the Waitara Valley plant, or both, depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms. Together, these two plants provide us with current production capacity of 1.4 million tonnes per year.
During the past few years there has been an increase in natural gas exploration and development activity in New Zealand and as a consequence the outlook for gas supply for our New Zealand facilities over the medium term has improved. In 2008, we entered into natural gas supply agreements with a number of suppliers which, together with some spot purchases of natural gas, enable us to continue operating our 900,000 tonne Motunui plant through until the end of the third quarter of 2010. These agreements contain take-or-pay provisions; however, these provisions do not apply where methanol prices fall below threshold levels for a certain period of time.
The future operation of each of our New Zealand facilities depends on industry supply and demand and the availability of natural gas on commercially acceptable terms. There can be no assurance that the ongoing exploration and development activity in New Zealand will be successful or that we will be able to secure additional gas for either of these facilities on commercially acceptable terms.
Egypt
We have a long-term, take-or-pay natural gas supply agreement for a 1.3 million tonne per year methanol project that we are currently constructing in Egypt with partners. We expect this facility to begin commercial operations in early 2010. The pricing for natural gas under this agreement includes base and variable price components. The variable component of the natural gas contract in Egypt begins in mid-2012 and is determined with reference to the Company’s average realized price of methanol each quarter. This contract expires 25 years after the start of the commercial operation of the facility.
FOREIGN OPERATIONS AND GOVERNMENT REGULATION
General
We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements.
We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.
We derive the majority of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean shipping costs, substantially all of which are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to duties ranging from 3.3% to 5.5% and methanol sold from Chile to Korea is subject to a duty of 2%. However, methanol from Chile that is sold in Japan, one of the other major methanol markets in Asia, is not subject to duties. Free trade agreements allow methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.
Chile
Our wholly owned subsidiary, Methanex Chile S.A. (“Methanex Chile”), owns the four plants comprising the Chilean production facilities. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants.
Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in US dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.
Please also refer to the Natural Gas Supply — Chile section commencing on page 15 for a discussion of the imposition of a significant increase to the duty on exports of natural gas from Argentina to Chile.
Trinidad
Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten-year period beginning in 2004, total relief from corporation income tax for the first two years of operation, a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions out of profits or gains derived from the manufacture of methanol (other than interest) and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.
The applicable corporation income tax rate without tax relief is currently 35%.
New Zealand
New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) is subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.
ENVIRONMENTAL AND SOCIAL MATTERS
The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
As a result of periodic external and internal audits, we currently believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities in the future.

We believe that minimizing emissions and waste from our business activities is good business practice. Carbon dioxide (CO2) is a significant by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends upon the production technology (and hence often the plant age), the feedstock and any export of by-product hydrogen. We continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. We have reduced CO2 emission intensity in our manufacturing operations by 44% between 1994 and 2008 through asset turnover, improved plant reliability and energy efficiency and emissions management. We also actively support global industry efforts to voluntarily reduce both energy consumption and CO2 emissions.
We manufacture methanol in Chile, Trinidad and New Zealand and we are constructing a new facility in Egypt with partners. All of these countries have signed and ratified the Kyoto Protocol. Under the Kyoto Protocol, we are not currently required to reduce greenhouse gases (GHGs) in the developing nations of Chile, Trinidad and Egypt. However, as a developed nation, New Zealand does have obligations related to GHG emissions reduction under the Kyoto Protocol. In this regard, New Zealand passed legislation related to an Emission Trading Scheme (ETS) in the third quarter of 2008 as part of its commitment under the Kyoto Protocol. However, as a result of a recent change of government, New Zealand is currently in the process of reviewing this legislation and its implementation. As currently proposed, the ETS would apply to us, but would not have an impact until 2010. Based upon our knowledge of the currently proposed New Zealand ETS, we believe that it will not have a material impact on our business.
Refer also to the Risk Factors and Risk Management section of our 2008 MD&A for more information regarding risks related to environmental regulations.
We have accrued $12 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2008, cash expenditures applied against the asset retirement obligations accrual were $0.2 million (2007 - $0.7 million).
Responsible Care and Social Responsibility
As a member of the Canadian Chemical Producers’ Association (CCPA), the American Chemistry Council (ACC), Asociacion Gremial de Industriales Quimicos de Chile (ASIQUIM), the New Zealand Chemical Industry Council (NZCIC) and as a signatory to the Association of International Chemical Manufacturers (AICM) Responsible Care Manifesto (China), we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, the environment, community involvement, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives. Responsible Care also guides decision-making related to our corporate development objectives.
The application of Responsible Care begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through documented management systems. The effectiveness of many of these management systems is measured using an audit process that we apply to our business operations. This process is designed to ensure ongoing legal and management systems compliance, identify opportunities for improvement and provide for the sharing of best practices. These audits often include third-party observers.
We believe that Responsible Care helps us achieve strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.
Some of the countries in which we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at all of our facilities.
As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

INSURANCE
The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.
COMPETITION
The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. The relative cost and availability of natural gas or coal feedstock and the efficiency of production facilities and distribution systems are also important competitive factors. Some of our competitors are not dependent on a single product for revenues and some have greater financial resources than we do. Our competitors include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.
EMPLOYEES
As of December 31, 2008, we had 878 employees, including all employees of the new methanol project that we are developing with partners in Egypt.
RISK FACTORS
The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2008 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition or results of operations.
DIVIDENDS
Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.
We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002 and the dividend amount has been increased every year since then. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

	Quarterly
	Dividend
Date	Amount	% Increase
September 30, 2002	$0.05	n/a
September 30, 2003	$0.06	20%
September 30, 2004	$0.08	33%
June 30, 2005	$0.11	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.14	12%
June 30, 2008	$0.155	11%

The following table sets out the total amount of regular dividends per share paid on the Common Shares in each of the last three most recently completed financial years:

Regular Dividend Paid Per
Financial Year Ended	Share
December 31, 2006	$0.485
December 31, 2007	$0.515
December 31, 2008	$0.605
CAPITAL STRUCTURE
We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.
Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.
Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each such series. Currently, there are no preferred shares outstanding.
Our bylaws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.
RATINGS
The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”).

Security	S&P(1)	Moody’s(2)	Fitch(3)
Unsecured Notes	BBB-	Ba1	BBB
	(stable)	(stable)	(negative)

(1)
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of 13 categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(2)
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)
Fitch credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by Fitch is the fourth highest of twelve categories and is assigned to debt securities considered to be of good credit quality and low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The plus/minus grades are not added for the “AAA” category, or categories below “CCC”.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES
Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the Nasdaq Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange as well as on the Nasdaq Global Market for each month of our most recently completed financial year (January 1, 2008 through December 31, 2008).
2008 Trading Volumes

The Toronto Stock Exchange
Ticker: MX
	High	Low
	(CDN$)	(CDN$)	Volume
January	27.85	21.02	10,494,368
February	28.75	23.59	10,630,763
March	29.60	25.48	12,358,165
April	28.23	23.50	8,022,120
May	28.98	23.64	11,153,146
June	33.85	27.40	10,724,933
July	28.97	24.52	8,842,458
August	28.91	26.25	5,090,627
September	27.00	19.59	11,093,850
October	21.76	13.05	10,013,977
November	15.99	10.78	8,323,511
December	13.83	11.54	6,834,862

Nasdaq Global Market
Ticker: MEOH
	High	Low
	(US$)	(US$)	Volume
January	28.17	21.00	14,660,288
February	29.31	23.41	11,690,606
March	30.04	25.41	16,020,267
April	27.99	23.39	12,912,810
May	29.45	23.30	13,930,204
June	33.20	27.16	16,432,421
July	28.71	24.27	14,945,191
August	27.72	24.76	7,616,056
September	25.40	18.85	14,600,360
October	20.31	10.08	18,018,323
November	13.12	8.55	13,195,472
December	11.34	9.03	11,902,800
NORMAL COURSE ISSUER BID
On May 6, 2008, we received approval to conduct a normal course issuer bid (the “Bid”) under which we have the ability but not the obligation to purchase up to 7,909,393 Common Shares, representing ten percent (10%) of our total public float of issued and outstanding Common Shares as at May 2, 2008. The Bid began on May 20, 2008 and terminates on the earlier of the date that 7,909,393 Common Shares have been purchased or May 19, 2009. As at March 6, 2009, 2,165,000 Common Shares were purchased under the Bid.

DIRECTORS AND EXECUTIVE OFFICERS
As at December 31, 2008, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 392,420 Common Shares representing approximately 0.43% of the outstanding Common Shares as at December 31, 2008.
The following tables set forth the names and places of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During the Last Five Years	Director Since(17)
Aitken, Bruce Vancouver, British Columbia Canada	Director and President & Chief Executive Officer
President and Chief Executive Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.
July 2004
Balloch, Howard(2)(3)(4) Beijing China	Director	President of The Balloch Group(6) since July 2001.	December 2004
Choquette, Pierre Vancouver, British Columbia Canada	Director and Chairman of the Board
Corporate Director. Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.
October 1994
Cook, Phillip(1)(4)(5) Austin, Texas USA	Director
Corporate Director. Senior Advisor to the Dow Chemical Company(7) (“Dow Chemical”) from June 2006 to January 2007; prior thereto Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005 to 2006; prior thereto Senior Vice President, Performance Chemicals and Thermosets of Dow Chemical since 2003.
May 2006
Hamilton, Thomas(2)(4)(5) Houston, Texas USA	Director	Co-Owner of Medora Investments LLC(8) since April 2003; prior thereto Chairman, President and Chief Executive Officer of EEX Corporation from January 1997 to November 2002.	May 2007
Kostelnik, Robert(4)(5) Katy, Texas USA	Director
Corporate Director. Vice President of Refining for CITGO Petroleum Corporation(9) from 2006 until 2008; prior thereto Vice President of Shared Services of CITGO Petroleum Corporation from 2004 to 2006; prior thereto Vice President, Health, Safety, Security and Environment and Compliance Officer, CITGO Petroleum Corporation from 2002 to 2004.
September 2008
Mahaffy, Douglas(2)(3) Toronto, Ontario Canada	Director
Chairman of McLean Budden Limited(10) since February 29, 2008; prior thereto Chairman and Chief Executive Officer of McLean Budden Limited since September 2006; prior thereto Chairman, President and Chief Executive Officer of McLean Budden since October 1989.(11)
May 2006
Poole, A. Terence(1)(2)(4) Calgary, Alberta Canada	Director	Corporate Director. Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation(12) from May 2000 to June 2006.	September 2003, and from February 1994 to June 2003
Reid, John(1)(3)(5) Vancouver, British Columbia Canada	Director	Corporate Director. President and Chief Executive Officer of Terasen Inc.(13) from November 1997 to November 2005.	September 2003
Rennie, Janice(1)(3) Edmonton, Alberta Canada	Director	Corporate Director. Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc.(14) from 2004 to 2005; prior thereto Principal of Rennie & Associates.	May 2006
Sloan, Monica(2)(3)(5) Calgary, Alberta Canada	Director	Corporate Director. Chief Executive Officer of Intervera Ltd.(15) from January 2004 to December 2008. Prior thereto an independent consultant for ME Sloan Associates since October 1999.	September 2003
Sweeney, Graham(1)(4)(5) Sarnia, Ontario Canada	Director	Corporate Director. Prior to October 1995 was President of Dow Chemical Canada Inc.(16)	July 1994

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a leading independent advisory and merchant banking firm specializing in China and other Asian markets.

(7)	The Dow Chemical Company provides chemical, plastic and agricultural products and services.

(8)	Medora Investments LLC is a private investment firm.

(9)	CITGO Petroleum Corporation refines and markets petrochemical products.

(10)	McLean Budden Limited is an investment management firm that administers approximately $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

(11)
Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of United States Steel Corporation.

(12)	NOVA Chemicals Corporation is a commodity chemicals company.

(13)	Terasen Inc. is an energy distribution and transportation company.

(14)
EPCOR Utilities Inc. builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States.

(15)	Intervera Ltd. is a company that provides data quality products and services to the energy industry.

(16)	Dow Chemical Canada Inc. provides chemical, plastic and agricultural products and services.

(17)
The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed. Mr. Sweeney will not be standing for re-election at the next Annual General Meeting of the Company, which will occur on May 5, 2009.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During the Last Five Years
Cameron, Ian P. Vancouver, British Columbia Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.
Floren, John Eastham, Massachusetts USA	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002.
Gordon, John K. Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.
Macdonald, Michael G. Vancouver, British Columbia Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002.
Milner, Randy M. Vancouver, British Columbia Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002.
Schiodtz, Paul Santiago Chile	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 1, 2006; prior thereto Director, Finance Latin America of Methanex Chile Ltd. since May 1999.
Weake, Harvey Auckland New Zealand	Senior Vice President, Asia Pacific
Senior Vice President, Asia Pacific of the Company since December, 2005; prior thereto Vice President, Global Manufacturing/Managing Director of Methanex New Zealand since July 2005; prior thereto Vice President, Manufacturing/Managing Director of Methanex New Zealand since December, 2003; prior thereto Director, Manufacturing, Asia Pacific of the Company since April 2000.

Yanez, Jorge Port of Spain Trinidad	Senior Vice President, Global Manufacturing
Senior Vice President, Global Manufacturing of the Company since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004; prior thereto Director, Project Development of Methanex Management Inc. since January 2001.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.
EXPERTS
KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.
LEGAL PROCEEDINGS
We began an arbitration proceeding in 2007 against one of our natural gas suppliers in Argentina for failure to deliver natural gas that it was contractually required to deliver. (Refer to the Natural Gas Contracts with Suppliers in Argentina section on page 15 for more information). This matter was settled in October 2008.
During 2008, other than the proceeding discussed immediately above, we were not a party to, and our property was not the subject of, any material legal proceedings. In addition, we are not a party to, and our property is not the subject of, any material legal proceedings that are currently in place or that we know to be contemplated.
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.
The Committee’s Mandate sets out its responsibilities and duties. A copy of the Committee’s Mandate is attached here as Appendix “A”.
Composition of the Audit Committee
The Committee is comprised of five directors: A. Terence Poole (Chair), Phillip Cook, John Reid, Janice Rennie and Graham Sweeney. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert.’’ The United States Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.
Relevant Education and Experience
The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.
Mr. A. Terence Poole
Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and held other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.
Mr. Poole serves on the board of Pengrowth Corporation and is a member of their Audit Committee.
Mr. Poole has served on the Committee since September 2003, as well as from February 1994 to June 2003.
Mr. Poole has chaired the Committee since May 2006.
Mr. Phillip Cook
Mr. Cook is a corporate director. He spent the majority of his career working for The Dow Chemical Company (“Dow Chemical”), which provides chemical, plastic and agricultural products and services. His most recent position at Dow Chemical was Senior Advisor from June 2006 until his retirement in January 2007. From 2005 to 2006, he was Corporate Vice President, Strategic Development and New Ventures. Other senior positions at Dow Chemical included Senior Vice President, Performance Chemicals and Thermosets for two years and Business Vice President, Epoxy Products and Intermediates for three years. Mr. Cook’s experience at Dow Chemical provided him with significant experience and exposure to accounting and financial reporting.
Mr. Cook holds a Bachelor of Mechanical Engineering degree from the University of Texas at Austin and is a member of the College of Engineering Foundation Advisory Board of the University of Texas at Austin.
Mr. Cook has served on the Committee since May 2006.
Mr. John Reid
Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005, and prior to that was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.
Mr. Reid is a Chartered Accountant and holds an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.
Mr. Reid also serves on the board of Finning International Inc., is a member of their Audit Committee and in the past was designated as its “financial expert.” Mr. Reid also sits on the board of the private companies, Corix Infrastructure Inc. and Corix Water Products Inc.
Mr. Reid has served on the Committee since September 2003.
Ms. Janice Rennie
Ms. Rennie is a corporate director. From 2004 to 2005, Ms Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.
Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.
Ms. Rennie serves on the board of Matrikon Inc. and is Chair of their Audit Committee. She also serves on the boards of Teck Cominco Limited and West Fraser Timber Co. Ltd. and is a member of their Audit Committees. Ms. Rennie also serves on the board and chairs the Audit Committees of two private companies: Greystone Capital Management Inc. and bcIMC Hospitality Group Inc.
Ms. Rennie has served on the Committee since May 2006.

Mr. Graham Sweeney
Mr. Sweeney is a corporate director. During his career at Dow Chemical, Mr. Sweeney held the position of President of Dow Chemical Canada Inc. from 1993 to 1995 and prior to that held vice president and senior executive positions with The Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992. In so doing, he acquired significant experience and exposure to accounting and financial reporting issues.
Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) degree from the University of Natal, South Africa.
Mr. Sweeney has served on the Committee since May 1996.
Pre-Approval Policies and Procedures
The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.
All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company. The holders of the Company’s Common Shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees billed by KPMG LLP during the years ended December 31, 2008 and December 31, 2007 were as follows:

US$000s	2008	2007
Audit Fees	1,409	1,810
Audit-Related Fees	26	42
Tax Fees	217	393
All Other Fees	—	—

Total	1,652	2,245

The nature of each category of fees is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees billed in 2008 were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
TRANSFER AGENT AND REGISTRAR
Our principal transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is Registrar and Transfer Company at its offices in New Jersey.
CONTROLS AND PROCEDURES
Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2008 MD&A and are incorporated in this AIF by reference.
CODE OF ETHICS
We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading “Additional Information”.
ADDITIONAL INFORMATION
Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 6, 2009 relating to our Annual General Meeting that will be held on May 5, 2009.
Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2008 and in our 2008 MD&A.
Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:
Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com
Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

APPENDIX “A”
METHANEX CORPORATION
AUDIT, FINANCE AND RISK COMMITTEE MANDATE
1.	Creation
A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.
2.	Purpose and Responsibility
The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles, and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.
3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members
b)   The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence
c)   Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the US Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chair and Secretary
d)   The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts
e)   Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.	Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum
i)    a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings
iii)   notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice
iv)   a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting
viii)  a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees
(ix)   notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting; and

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures
a)   Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses
b)   Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures
c)   Review, discuss with management and the external auditor and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

Accounting Policies and Estimates
d)   Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments that are acceptable under Canadian and US GAAP;

iii) the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation
g)   Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks, including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

v) shipping risk.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls
c)   Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i)     policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii)    internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to managing financial risks to the Corporation, including hedging programs.
3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

ii)    any material issues raised by the most recent internal quality control review, peer review of the firm; or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and

iv) all relationships between the external auditors and the Corporation.

     The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan
e)   Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors
g)   Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor
h)   Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors
i)    Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements the Committee should receive a report from the external auditors on the results of the audit.

Meeting with Auditors and Management
j)    The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans
With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly owned subsidiaries that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds;

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds at least annually but in any event whenever a major change is apparent or necessary;

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements;

Appointment of Auditors, Actuaries, and Investment Managers
d)   Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans;

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon;

Retirement Plan Report	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds;

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any amendments thereto;

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees; and

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations, any special actuarial reports and the funding assumptions to be used in preparing the reports.
With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance; and

Delegation of Authority	k) Administer and delegate to management committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance
a)   Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process
c)   Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters
d)   Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy
e)   Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related Party Transactions	f) Review and approve all related-party transactions.

Mandate Review
g)   Review and recommend for approval to the Board changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this mandate.